Exhibit 99.1

Aurora Cannabis Delivers ~$10 Million Shipment of Medical Cannabis to Israel

NASDAQ | TSX: ACB

• Believed to be the largest shipment of medical cannabis to Israel to-date
• Aurora continues to advance strategic leadership in the global cannabinoid industry

EDMONTON, AB, Jan. 4, 2022 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, announced today the delivery of a cannabis shipment worth approximately C$10 million - the company's largest ever shipment to Israel, and what is believed to be the largest export of medical Cannabis into the Israeli market. Delivered in December, the shipment will be recognized as revenue in Aurora's FY22 Q2 period.

The sale builds on the Company's growing presence in Israel, a key market as Aurora continues to strengthen its international medical business. As the leading Canadian licensed producer (LP) in global medical cannabis by revenue, Aurora has strategically focused on international expansion to bolster its diversified business portfolio. The Company also recently entered into a joint venture in The Netherlands to participate in the Controlled Cannabis Supply Chain Experiment, an adult-use pilot program.

"It's an exciting time for the global cannabis industry, as we're seeing growing acceptance and thoughtful regulation of both medical and adult-use cannabis across Europe and in key markets like Israel," says Miguel Martin, Chief Executive Officer of Aurora. "With strong local relationships, as well as support from our patients and consumers, we look forward to continuing to expand our international business to complement our total cannabis portfolio."

About Aurora:

Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, MedReleaf, CanniMed, Pedanios, Whistler, Reliva and  KG7 CBD. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.
Aurora's common shares trade on the TSX and NASDAQ under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward-looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's continued supply of medical cannabis to Israel and the continued expansion of the Company's international medical business.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 27, 2021 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov.  The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 04-JAN-22